Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: March 24, 2025

Metroplex Trading Company, LLC (doing business as GrabAGun.com) (“GrabAGun”), which is party to a previously disclosed Business Combination Agreement, dated as of January 6, 2025, with Colombier Acquisition Corp. II, made the following communication on March 24, 2025.